April 2, 2012

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:

Northern Lights Variable Trust, File Nos. 333-131820 and 811-21853

Dear Sir/Madam:

On behalf of Northern Lights Variable Trust, a registered investment company (the “Trust”), we hereby submit, via electronic filing, Post-Effective Amendment No. 49 to the Trust’s Registration Statement under the Securities Act of 1933.  The Amendment is filed pursuant to Rule 485(b) promulgated under the Securities Act of 1933.  The purpose of this filing is to file a revised Prospectus and Statement of Additional Information in response to comments received from the staff of the Securities and Exchange Commission regarding the initial registration of Class 3 and Class 4 Shares of the TOPS Protected Balanced ETF Portfolio, TOPS Protected Moderate Growth ETF Portfolio, and TOPS Protected Growth ETF Portfolio.  We believe that the Amendment does not contain any disclosure that would render it ineligible to become effective pursuant to Rule 485(b).

If you have any questions, please contact JoAnn Strasser at (513) 352-6725.

Very truly yours,

/s/ Thompson Hine LLP

Thompson Hine LLP